Exhibit 12



    PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                        TOTAL ENTERPRISE
       Computation of Ratio of Earnings to Fixed Charges


                                      Millions of Dollars
                             --------------------------------------
                                    Years Ended December 31
                             --------------------------------------
                               2001    2000    1999    1998    1997
                             --------------------------------------
                                          (Unaudited)
Earnings Available for
  Fixed Charges
Income before income taxes   $3,302   3,769   1,185     421   1,900
Distributions less than
  equity in earnings of
  fifty-percent-or-less-
  owned companies                58     (30)     (7)    (19)    (54)
Fixed charges, excluding
  capitalized interest*         501     481     396     314     333
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                             $3,861   4,220   1,574     716   2,179
===================================================================

Fixed Charges
Interest and expense on
  indebtedness, excluding
  capitalized interest       $  338     369     279     200     198
Capitalized interest            231     174      49      48      46
Preferred dividend
  requirements of subsidiary
  and capital trusts             53      53      53      53     113
Interest portion of rental
  expense                        90      42      47      45      39
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                             $  712     638     428     346     396
===================================================================
Ratio of Earnings to Fixed
  Charges                       5.4     6.6     3.7     2.1     5.5
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*Includes amortization of capitalized interest totaling
 approximately $20 million in 2001, $17 million each in 2000 and 1999, $16 million in 1998, and $14 million in 1997.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990, the company guaranteed a $400 million bank loan for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. Consolidated interest expense includes interest attributable to the LTSSP borrowings of $4 million in 2000. Interest attributable to the LTSSP borrowings was minimal in 2001, 1999, 1998 and 1997.


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